FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of January, 2006



                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                  32 Shaham Street, Petach Tikva, Israel 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]     Form 40-F [_]

     An Annual General Meeting of the Shareholders of Healthcare Technologies Ltd., an Israeli corporation (the "COMPANY"), was held at 10:30 a.m. on December 29, 2005 at 32 Shaham Street, Petach Tikva 49170, Israel. A quorum was present and acting throughout the meeting. All of the following matters that were on the Agenda (and which were previously described in greater details in a Proxy Statement that was sent to the Shareholders) were approved by the requisite vote of the Shareholders:

     a. Election of Mr. Moshe Reuveni and Prof. Ethan Rubinstein as Class A Directors and Mr. Rolando Eisen and Mr. Luly Gurevitch as Class C Directors, each to serve in his respective office subject to the provisions of the Company's Articles of Association

     b. Approval of the Company's undertaking (i) to guaranty up to 50% of Savyon Diagnostic Ltd.'s ("Savyon") obligations under the lease agreement of its' facilities; and, (ii) to provide Bank Le'umi Le'Israel with a guaranty in order to secure the repayment of Savyon's debts to the Bank up to a maximum aggregate amount of $100,000.

     c. Ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2005 and for the period commencing January 1, 2005 and until the next annual shareholders meeting, and the authorization of the Audit Committee of Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: January 4, 2006